UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Contents

On September 15, 2025, the Board of Directors of the Company adopted a resolution approving the conversion of 1,365,225 Class B Ordinary Shares currently held at the Company’s transfer agent under the ownership of Octava Fund Limited (“Octava”) to Class A Ordinary Shares.

The 1,365,225 Class B Ordinary Shares will be cancelled and an equivalent number of 1,365,225 Class A Ordinary shares will be issued to Octava on a one-for-one basis. Following the conversion, Octava will hold an aggregate of 8,030,738 Class A Ordinary Shares.

As a result of this conversion, the number of outstanding Class A Ordinary Shares of the Company will increase by 1,365,225 shares.

The Class A Ordinary Shares hold the voting right of one vote per share. The Company’s Class A Ordinary Shares are listed for trading on NYSE American.

Upon the completion of this conversion, the Company has a total of 40,561,826 Ordinary Shares issued and outstanding, including 35,384,651 Class A Ordinary Shares and 5,177,175 Class B Ordinary Shares. The Company’s founder, chairman of the board of directors and chief executive officer, Mr. Terence Zou, beneficially owns all of the Company’s issued and outstanding Class B Ordinary Shares, which constitute approximately 12.77% of the Company’s total issued and outstanding share capital and approximately 52.06% of the Company’s aggregate voting power.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 15, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer